SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset High Income Opportunity Fund Inc. was held on January 30, 2015 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors
Votes
Nominees
Votes For
Withheld
Robert D. Agdern
75,555,767
1,526,251
Paolo M. Cucchi
75,399,528
1,682,490
Kenneth D. Fuller
75,503,359
1,578,659
Eileen A. Kamerick
75,607,883
1,474,135

At March 31, 2015, in addition to Robert D. Agdern, Paolo M. Cucchi, Kenneth
D. Fuller and Eileen A. Kamerick, the other Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Leslie H. Gelb
William R. Hutchinson
Riordan Roett